Exhibit 99.1

Genetron Health Reports Third Quarter 2020 Unaudited Financial Results and Provides Business Update

BEIJING, China, November 9, 2020 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced its unaudited financial results for the third quarter ended September 30, 2020 and provided an update on recent developments.

Third Quarter 2020 Unaudited Financial and Recent Operating Highlights

•	Recorded total revenue of RMB112.0 million for the third quarter 2020, representing a 37.6% increase over the same period of 2019.

•	Diagnosis and monitoring revenue increased to RMB101.5 million in the third quarter 2020, representing a 45.0% increase over the same period of 2019.

•	Gross margin improved to 62.2% for the third quarter 2020, compared to 44.2% in the same period of 2019.

•	Received U.S. FDA breakthrough device designation for its blood-based NGS test, HCCscreen™, for early detection of hepatocellular carcinoma in September 2020.

•	Joined a major R&D project led by the Ministry of Science and Technology in China for early screening of lung and digestive system cancers.

•	Entered into exclusive global licensing agreement with ImmuQuad Biotechnologies to develop and commercialize minimal residual disease (MRD) assays in hematologic cancer in October 2020.

•	Launched clinical trial in China for companion diagnostic test in development for avapritinib with its strategic partner CStone Pharmaceuticals.

•

Established partnership with dMed Biopharmaceuticals to pioneer a “one-stop” new drug research and development service offering and registration services in both China and the U.S. for biopharmaceutical companies.

•	Presented data from 18 studies in conjunction with its collaborations at ESMO 2020.

“Despite COVID-19 pandemic’s impact in some of our major markets in the third quarter, we continued to see robust top-line growth with 37.6% year-over-year increase, representing an acceleration from the 28.3% year-over-year growth seen in the first half of 2020. The upward sales momentum was accompanied by strong margin improvements and SG&A operational efficiencies, compared to the same period last year,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “Overall, we had an eventful quarter and made significant progress across all business lines, and we are very pleased with our operational accomplishments and financial results.”

“Looking ahead, although the pandemic has largely remained stable in China in the recent weeks, we remain vigilant regarding the situation. With that said, we are particularly encouraged by our IVD (in-vitro diagnostic) and early screening sales momentum and expect those to be the growth drivers heading into next year. Our strategic focus going forward will be to accelerate the development of liquid biopsy-based solutions across the full-cycle cancer management, particularly in early screening and MRD. In early screening for liver cancer, we plan to further ramp up our commercialization initiatives in China, while advancing the preparations to commence clinical trials in both China and the US. We are progressing on a case control early screening study for colorectal cancer as well and expect to report preliminary data in 2021. Genetron is also working on other MRD projects in solid tumors with an initial focus on liver and colorectal cancer. For biopharma services, our pipeline is looking strong thanks partly to our newly added MRD capability in hematologic cancer. We are confident that we would become a prominent player in the liquid biopsy space and are committed to bringing these innovative products to patients faster,” concluded Mr. Wang.

Third Quarter 2020 Unaudited Financial Results

Total revenue for the third quarter 2020 increased by 37.6% to RMB112.0 million (US$16.5 million) from RMB81.3 million in the same period of 2019.

Diagnosis and monitoring revenue increased by 45.0% to RMB101.5 million (US$15.0 million) in the third quarter 2020 from RMB70.0 million in the same period of 2019. The increase was driven by the growth in the revenues generated from both the provision of LDT services and the sale of IVD products.

•

Revenue generated from the provision of LDT services increased by 17.9% to RMB71.4 million (US$10.5 million) during the third quarter 2020 from RMB60.5 million in the same period of 2019. LDT diagnostic tests sold in the third quarter 2020 totaled approximately 5,900 units, representing an increase of 5% compared to the number of LDT diagnostic tests sold in the same period of 2019. The average selling price also increased compared to the same period in 2019, attributable to a shift to higher value products such as Genetron Health’s Onco PanScan™. In the third quarter, sales of LDT services included sales of our early screening test, HCCscreenTM, in the form of LDT services, which contributed to a small portion of total LDT revenue.

•

Revenue generated from sale of IVD products increased by 217.3% to RMB30.1 million (US$4.4 million) in the third quarter 2020 from RMB9.5 million in the third quarter 2019. The increase was mainly driven by the increase in the number of assays and sequencing platforms sold in the third quarter 2020, notably the Genetron S5 instrument and Lung 8 Assay.

Contracted in-hospital partners

	2019	1Q20	2Q20	3Q20
IVD In-hospital partners	13	13	18	20

	2019	1Q20	2Q20	3Q20
Total in-hospital partners(1)	25	26	35	38

Note:

(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services decreased by 7.6% to RMB10.4 million (US$1.5 million) in the third quarter 2020, from RMB11.3 million in the same period of 2019. The change mainly resulted from the decrease in sequencing services, reflecting the adjustment of the Company’s business strategy towards biopharmaceutical services and in the increased revenue from biopharmaceutical services recorded in the third quarter 2020.

Despite higher revenue, cost of revenue decreased by 6.8% to RMB42.3 million (US$6.2 million) for the three months ended September 30, 2020, compared to RMB45.4 million in the same period of 2019. These decreases were primarily due to economies of scale.

Gross profit increased by 93.7% to RMB69.6 million (US$10.3 million) in the third quarter 2020 from RMB35.9 million in the same period of 2019. Gross margin increased to 62.2% for the third quarter of 2020, compared to 44.2% in the same period of 2019. Year-over-year gross margin improvements were seen across all major business lines, mainly attributable to improved scale, operational optimization, and better product mix.

Operating expenses increased by 7.4% to RMB128.8 million (US$19.0 million) for the three months ended September 30, 2020, from RMB120.0 million in the same period of 2019.

Selling expenses continued to decline, decreasing by 7.9% to RMB60.6 million (US$8.9 million) in the third quarter 2020 from RMB65.7 million in the same period of 2019. Selling expenses as a percentage of revenues decreased to 54.1% in the third quarter 2020 from 80.8% in the same period of 2019. These decreases were primarily due to increased sales productivity.

Administrative expenses decreased by 2.9% to RMB32.4 million (US$4.8 million) in the third quarter 2020 from RMB33.4 million in the same period of 2019. Administrative expenses as a percentage of revenues decreased to 29.0% in the third quarter 2020 from 41.1% in the third quarter 2019, reflecting the benefit of improved operational scale.

Research and development expenses increased by 85.8% to RMB38.6 million (US$5.7 million) in the third quarter 2020 from RMB20.8 million in the same period of 2019. The increase was driven by continued innovation efforts inclusive of development of new products and technologies, as well as clinical trial activities. Research and development expenses as a percentage of revenues increased to 34.4% in the third quarter of 2020 from 25.5% in the same period of 2019.

As a result of the above, operating loss decreased by 29.5% to RMB59.2 million (US$8.7 million) for the three months ended September 30, 2020, from RMB84.0 million for the three months ended September 30, 2019.

Finance income increased to RMB 12.8 million (US$1.9 million) in the third quarter 2020 from RMB 26,000 in the same period of 2019. The increase was driven by the foreign currency exchange gain.

Loss for the period was RMB48.0 million (US$7.1 million) for the three months ended September 30, 2020, compared to RMB274.1 million for the three months ended September 30, 2019.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB43.7 million (US$6.4 million) for the three months ended September 30, 2020, compared to RMB75.4 million for the three months ended September 30, 2019.

Basic loss per ordinary share was RMB0.11 (US$0.02) for the third quarter of 2020, compared with a basic loss per ordinary share of RMB2.15 for the same period of 2019. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per ordinary share was RMB0.10 (US$0.01) for the third quarter of 2020, compared with non-IFRS basic loss per ordinary share of RMB0.59 for the same period of 2019. Diluted loss per ordinary share is equivalent to basic loss per ordinary share. Each ADS represents of five ordinary shares, par value US$0.00002 per share.

Cash, cash equivalents and financial assets at fair value were RMB1,868.5 million (US$275.2 million) as of September 30, 2020.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on November 9, 2020 (or at 9:30 pm Beijing Time on November 9, 2020). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1 845-675-0437
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
International:	+65-6713-5090
Conference ID:	5248398

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

The replay will be accessible through December 9, 2020, by dialing the following numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5248398

A simultaneous webcast of the conference call will be available on the “News and Events” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.7896, representing the exchange rate as of September 30, 2020, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on September 30, 2020.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per ordinary share for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per ordinary share help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per ordinary share for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per ordinary share for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per ordinary share for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per ordinary share for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per ordinary share for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per ordinary share for the year/period to loss per ordinary share for the year/period.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

Stephanie Carrington

Westwicke, an ICR Company

Email: Stephanie.Carrington@westwicke.com

Office: +1 (646) 277-1282

Asia:

Bill Zima

ICR, Inc.

Email: bill.zima@icrinc.com

ir@genetronhealth.com

Media Relations Contact

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

pr@genetronhealth.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	81,344	111,963	16,490	220,485	290,541	42,792
Cost of revenue	(45,398)	(42,331)	(6,235)	(121,315)	(114,448)	(16,856)

Gross profit	35,946	69,632	10,255	99,170	176,093	25,936

Selling expenses	(65,716)	(60,558)	(8,919)	(184,549)	(175,000)	(25,775)
Administrative expenses	(33,416)	(32,440)	(4,778)	(88,471)	(81,969)	(12,073)
Research and development expenses	(20,752)	(38,556)	(5,679)	(59,336)	(96,030)	(14,144)
Net impairment losses on financial and contract assets	(331)	(1,107)	(163)	(736)	(2,097)	(309)
Other income/(loss) - net	259	3,819	562	11,813	(513)	(75)

Operating expenses	(119,956)	(128,842)	(18,977)	(321,279)	(355,609)	(52,376)

Operating loss	(84,010)	(59,210)	(8,722)	(222,109)	(179,516)	(26,440)

Finance income	26	12,772	1,881	438	11,062	1,629
Finance costs	(2,134)	(1,560)	(230)	(3,603)	(3,997)	(589)

Finance (costs)/income - net	(2,108)	11,212	1,651	(3,165)	7,065	1,040

Fair value loss of financial instruments with preferred rights	(187,955)	—	—	(315,962)	(2,823,370)	(415,837)

Loss before income tax	(274,073)	(47,998)	(7,071)	(541,236)	(2,995,821)	(441,237)
Income tax expense	—	—	—	—	—	—

Loss for the period	(274,073)	(47,998)	(7,071)	(541,236)	(2,995,821)	(441,237)

Loss attributable to:
Owners of the Company	(274,073)	(47,998)	(7,071)	(541,236)	(2,995,821)	(441,237)

Loss per share	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(2.15)	(0.11)	(0.02)	(4.35)	(12.02)	(1.77)

Loss per ADS
-Basic and diluted		(0.53)	(0.08)		(60.10)	(8.85)

Shares used in loss per ordinary share computation:
-Basic and diluted	127,274,280	454,231,486	454,231,486	124,286,433	249,230,922	249,230,922
ADS used in loss per ADS computation:
-Basic and diluted		90,846,297	90,846,297		49,846,184	49,846,184

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020		September 30, 2019	September 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(274,073)	(47,998)	(7,071)	(541,236)	(2,995,821)	(441,237)
Adjustments:
Share-based compensation	10,755	4,268	629	31,494	19,222	2,831
Fair value loss of financial instruments with preferred rights	187,955	—	—	315,962	2,823,370	415,837

Non-IFRS Loss	(75,363)	(43,730)	(6,442)	(193,780)	(153,229)	(22,569)

Attributable to:
Owners of the Company	(75,363)	(43,730)	(6,442)	(193,780)	(153,229)	(22,569)

Non-IFRS loss per share	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.59)	(0.10)	(0.01)	(1.56)	(0.61)	(0.09)

Non-IFRS loss per ADS(5 ordinary shares equal to 1 ADS)
-Basic and diluted		(0.48)	(0.07)		(3.07)	(0.45)

Shares used in non-IFRS loss per ordinary share computation:
-Basic and diluted	127,274,280	454,231,486	454,231,486	124,286,433	249,230,922	249,230,922
ADS used in non-IFRS loss per ADS computation:
-Basic and diluted		90,846,297	90,846,297		49,846,184	49,846,184

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring	Diagnosis and monitoring	Development services	Total
	- provision of LDT services	- sale of IVD products
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended September 30, 2019
Revenue	60,542	9,490	11,312	81,344
Segment profit/(loss)	34,605	2,707	(1,366)	35,946
Three months ended September 30, 2020
Revenue	71,406	30,110	10,447	111,963
Segment profit	49,212	18,439	1,981	69,632
Nine months ended September 30, 2019
Revenue	169,285	14,434	36,766	220,485
Segment profit/(loss)	101,533	4,576	(6,939)	99,170
Nine months ended September 30, 2020
Revenue	194,754	67,468	28,319	290,541
Segment profit	130,961	43,827	1,305	176,093

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31, 2019	As at September 30, 2020
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	83,013	73,500	10,825
Right-of-use assets	43,182	57,204	8,425
Intangible assets	5,482	9,453	1,392
Prepayments	12,679	11,975	1,765

Total non-current assets	144,356	152,132	22,407

Current assets
Inventories	17,896	22,972	3,383
Contract assets	1,020	1,698	250
Other current assets	43,711	40,494	5,965
Trade receivables	83,757	128,013	18,854
Other receivables and prepayments	19,526	33,011	4,862
Amounts due from related parties	1,064	72	11
Financial assets at fair value through profit or loss	122,224	233,534	34,396
Cash and cash equivalents	139,954	1,635,000	240,809

Total current assets	429,152	2,094,794	308,530

Total assets	573,508	2,246,926	330,937

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31, 2019	As at September 30, 2020
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	2,106,334	—	—
Borrowings	3,643	5,921	872
Lease liabilities	29,124	40,090	5,905

Total non-current liabilities	2,139,101	46,011	6,777

Current liabilities
Trade payables	49,955	26,595	3,917
Contract liabilities	18,189	6,132	903
Other payables and accruals	109,683	263,576	38,821
Amounts due to related parties	34	—	—
Borrowings	19,514	53,097	7,820
Lease liabilities	15,363	15,459	2,277

Total current liabilities	212,738	364,859	53,738

Total liabilities	2,351,839	410,870	60,515

Net (liabilities)/assets	(1,778,331)	1,836,056	270,422

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Deficit)/equity attributable to owners of the Company
Share capital	17	59	9
Share premium	—	6,657,562	980,553
Treasury shares	(3,578)	—	—
Other reserves	69,207	18,233	2,685
Accumulated losses	(1,843,977)	(4,839,798)	(712,825)

Total shareholders’ (deficit)/equity	(1,778,331)	1,836,056	270,422